SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 26, 2013	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS ANNOUNCES PROPOSED PRICING FOR SALE OF 20.2% OWNERSHIP OF MAJORITY-OWNED SUBSIDIARY;

PROPOSED SALE IS PART OF SATISFYING ELIGIBILITY REQUIREMENTS FOR LISTING ChipMOS TAIWAN ON THE TAIWAN STOCK EXCHANGE (“TSE”)

Hsinchu, Taiwan, August 26, 2013 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today announced that with the assistance of its underwriters, Yuanta Securities Company Limited and Capital Securities Corp., it plans to sell approximately 170 million outstanding common shares of its majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. (Gre Tai Securities Market: Ticker 8150 ) (“ChipMOS Taiwan”), at the proposed price of NT$20.0 (US$0.67) per common share.

In aggregate, the sale would represent approximately 20.2% of the outstanding shares of ChipMOS Taiwan. This would reduce the Company’s ownership to approximately 533.3 million ChipMOS Taiwan common shares, representing approximately 63.3% of the outstanding shares of ChipMOS Taiwan, from approximately 83.5%.

As discussed in previous Company press releases, as part of satisfying eligibility requirements for listing ChipMOS Taiwan on the Taiwan Stock Exchange (“TSE”), the Company is required to reduce its current ownership interest to no more than 70% of ChipMOS Taiwan’s outstanding shares.

The proposed sale would be through transactions with certain potential investors. The Company expects that these transactions will close around mid-October, 2013. The Company will make a formal announcement upon the completion of the proposed sale.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of ChipMOS or of ChipMOS Taiwan, nor shall there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.